EXHIBIT 23.1(b)

The Board of Directors
Boundless Corporation

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Amended Registration Statement of our report dated March 14, 2002, relating to the consolidated financial statements and schedules of Boundless Corporation as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 appearing in the Company's Report on Form 10-K filed on April 1, 2002. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

BDO Seidman, LLP
Melville, New York
September 6, 2002